

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

   Re: Meihua International Medical Technologies Co., Ltd.
     Annual Report on Form 20-F
     Filed April 14, 2023
     File No. 001-41291

Dear Xin Wang:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F, filed April 14, 2023

Introductory Notes
Use of Certain Defined Terms, page ii

1. We note your defined term "China" excludes "Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only." Please clarify that the legal and operational risks associated with operating in China discussed elsewhere in the annual report also apply to operations in Hong Kong and Macau.

Item 3. Key Information, page 1

2. At the onset of Item 3, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in the Key Information section a diagram of the company's corporate structure.

3. At the onset of Item 3, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

4. At the onset of Item 3, please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

5. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, please disclose, if true, that your subsidiaries conduct operations in China. In this regard, we note your disclosure on page ii that "we," "us," "our company," "our," "the Company," and "Meihua International" may refer to various entities, including your PRC operating subsidiaries, depending on the context.

6. At the onset of Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

7. At the onset of Item 3, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)

inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

8. At the onset of Item 3, please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

9. Please revise your disclosure to include in Item 3 a separate "Enforceability of Civil Liability" section regarding the ability to impose liability on officers and directors located in Hong Kong and China (or elsewhere outside of the U.S., if applicable). This disclosure should be consistent with your risk factor disclosure under the captions "*Certain judgments obtained against us by our shareholders may not be enforceable.*" on page 14 and "*You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the report based on foreign laws.*" on page 17.

Risk Factors
Risks Related to Our Corporate Structure
Certain judgments obtained against us by our shareholders may not be enforceable, page 14

10. We note your statement that your current officers "are nationals and residents of countries other than the United States." Please expand on this risk factor to (i) reference your current directors in addition to your current officers and (ii) note the specific countries in which they reside. For example, if true, please state that your directors and officers are located in the PRC and, as such, it will be even more difficult to enforce liabilities against them or against any directors and officers located outside of the U.S.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services

cc: Megan J. Penick, Esq.